Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods and The Industrial Technology
Research Institute Announce Strategic Partnership to
Bring the Company’s Innovative Food Solutions to
Taiwanese Market

Partnership to Revolutionize Taiwanese Cuisine by Bringing the Company’s 3D Printing Technology for Sustainable,
Locally-Sourced Meat Alternatives

Rehovot, Israel, May 20, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, announced a partnership agreement with the Industrial Technology Research Institute (ITRI), a Taiwan-based world-leading applied technology research institute. The purpose of the partnership is to develop and commercialize a range of food products utilizing Steakholder Foods’ advanced 3D printing technology and plant-based premixes tailored specifically for the Taiwanese cuisine.

Steakholder Foods’ plant-based, 3D-printed Steaks.

Under this agreement, Steakholder Foods in collaboration with ITRI will develop commercial high-quality, plant-based meat alternatives that empower Taiwan to independently produce meat substitutes. These products will not only aim to be superior in texture and flavor, but will also be tailored to meet local palate preferences. By leveraging Steakholder Foods’ cutting-edge technology, this collaboration aims to help reduce Taiwan’s dependence on traditional meat supply chains, fostering greater food diversity and sustainability across the region.

To accelerate expansion across Taiwan, this partnership will focus on commercializing Steakholder Foods’ products through collaborations with leading food companies in Taiwan. A key part of this strategy will involve the sale of Steakholder Foods’ commercial-scale 3D printer and premixes to commercial partners.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Arik Kaufman, CEO of Steakholder Foods, said: “This partnership with ITRI represents a significant step forward in our mission to create sustainable, innovative food solutions. By combining our advanced 3D printing technology with ITRI’s extensive research capabilities, we now have the ability to deliver a range of delicious plant-based food options that will help significantly reduce environmental footprint across Taiwan.”

Yair Ayalon, VP of Strategy and Business Development at Steakholder Foods, said: “We chose ITRI as our collaborator because of their cutting-edge food technologies and expertise in material science, combined with their deep understanding of the Taiwanese market. By uniting our pioneering 3D printing technology with ITRI’s invaluable regional consumer insights and local operations, we are uniquely positioned to introduce alternative meat as a sustainable and locally sourced protein option for Taiwan’s consumers. This powerful combination of strengths will allow us to efficiently commercialize and scale these alternatives through collaborations with leading local food companies. It was a real pleasure to see Israeli and Taiwanese scientists collaborating effectively, enhancing the synergy between our teams.”

Shih-Chi Lee, Deputy General Director of ITRI Central Region Campus, added: “Aligning with Steakholder Foods allows us to extend the boundaries of food technology and sustainability in entirely new ways. Our collaborative efforts will pave the way for exciting advancements in Taiwan’s food industry, expanding our portfolio with new food products and categories, and ultimately contributing to solving food security and creating a healthier planet.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About ITRI

Industrial Technology Research Institute (ITRI) is one of the world’s leading technology R&D institutions aiming to innovate a better future for society. Founded in 1973, ITRI has played a vital role in transforming Taiwan’s industries from labor-intensive into innovation-driven. To address market needs and global trends, it has launched its 2030 Technology Strategy & Roadmap and focuses on innovation development in Smart Living, Quality Health, and Sustainable Environment. It also strives to strengthen Intelligentization Enabling Technology to support diversified applications.

Over the years, ITRI has been dedicated to incubating startups and spinoffs, including well-known names such as UMC and TSMC. In addition to its headquarters in Taiwan, ITRI has branch offices in the U.S., Europe, and Japan in an effort to extend its R&D scope and promote international cooperation across the globe. For more information, please visit https://www.itri.org/eng.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Investor Contacts:

Steakholder Foods

Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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